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                       UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                         SCHEDULE 13G



           Under The Securities Exchange Act of 1934
                      (Amendment No. 2)*



                     Interim Services Inc.

_________________________________________________________________
                       (Name of Issuer)


                         Common Stock

_________________________________________________________________
                (Title of Class of Securities)


                          45868P100

_________________________________________________________________


                        (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         13G

1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          KR Capital Advisors, Inc.
          13-3187794
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /_/
                                                       (b) /_/
_________________________________________________________________
3    SEC USE ONLY

_________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
_________________________________________________________________


       NUMBER OF         5    SOLE VOTING POWER             None
         SHARES          _______________________________________
      BENEFICIALLY       6    SHARED VOTING POWER           None
        OWNED BY         _______________________________________
          EACH           7    SOLE DISPOSITIVE POWER        None
       REPORTING         _______________________________________
         PERSON          8    SHARED DISPOSITIVE POWER      None
          WITH
_________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          None
_________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

_________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          0.0
_________________________________________________________________

12   TYPE OF REPORTING PERSON*

          IA
_________________________________________________________________
*  SEE INSTRUCTION BEFORE FILLING OUT!








Item 1.

     (a)  Name of Issuer

          Interim Services Inc.

     (b)  Address of Issuer's Principal Executive Offices

          Interim Services Inc.
          2050 Spectrum Boulevard
          Fort Lauderdale, FL 33309


Item 2.

     (a)  Name of Person Filing

          KR Capital Advisors, Inc.

      (b) Address of Principal Business Office or, if none,
          Residence

          450 Park Avenue
          New York, NY  10022

     (c)  Citizenship

          Delaware

     (d)  Title of Class of Securities

          Common Stock

     (e)  CUSIP Number

          45868P100

Item 3.

     (e) [x] KR Capital Advisors, Inc. is an Investment Adviser registered under Section 203 of the Investment
               Advisers Act of 1940.


Item 4.   Ownership

As of December 31, 1996:

     (a)  Amount Beneficially Owned

          0

     (b)  Percent of Class

          0.0%

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote

               None

          (ii) shared power to vote or to direct the vote

               None

       (iii)   sole power to dispose or to direct the
               disposition of

               None

          (iv) shared power to dispose or to direct the disposition of

               None


Item 5.   Ownership of Five Percent or Less of a Class

          [x] KR Capital Advisors, Inc. has ceased to be the deemed beneficial owner of more than five percent of the class of securities.


Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.

          Not Applicable.


Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company

          Not Applicable.


Item 8.   Identification and Classification of Members of the
          Group

          Not Applicable.






Item 9.   Notice of Dissolution of the Group

          Not Applicable.


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                    SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 13, 1997

                         KR Capital Advisors, Inc.



                         By:/s/ Richard Kravitz
                            Name: Richard Kravitz
                            Title: Vice President